

April 20, 2011

Scott C. Morrison
Chief Financial Officer
Ball Corporation
10 Longs Peak Drive
PO Box 5000
Broomsfield, CO 80021-2510

>   **Re: Ball Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 11, 2011**
>   **File No. 001-07349**

Dear Mr. Morrison:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K For the Fiscal Year Ended December 31, 2010

General

1. We note that you registered preferred stock purchase rights under Exchange Act Section 12(b). In this regard, we note the Form 8-A filed on August 3, 2006. Please revise the cover page of the Form 10-K in future filings accordingly.

2. We note the prospectus supplements filed pursuant to Rule 424(b)(2) on March 19, 2010 and November 17, 2010. We are unable to locate the exhibit 5.1 legality opinions for the specific securities sold in these particular offerings, which refer to the shelf registration statement filed on Form S-3 on February 26, 2009. Please file the legality opinions by post-effective amendment or incorporate them by reference from Form 8-K, or advise.

> For additional guidance, refer to Question 118.02 of the Securities Act Forms Compliance and Disclosure Interpretations, available on the Corporation Finance section of our website.

Business, page 1

3. In future filings, please provide the following information in accordance with Item 101 of Regulation S-K:
   - the year the company was organized;
   - revenues from external customers, a measure of profit or loss, and total assets for each industry segment for each of the last three fiscal years or an appropriate cross-reference to this information if it is included elsewhere in the filing;
   - the competitive conditions relating to the aerospace and technology segment, including the principal methods of competition; and
   - the financial information relating to geographic segments or an appropriate cross-reference to this information if it is included elsewhere in the filing.

4. We note your statement on page 7 that you depend on relatively few major customers and your disclosure on page 42 that The Pepsi Bottling Group, Inc. accounted for 10.4 percent of your consolidated net sales in 2010. In future filings, as appropriate, please provide the disclosure required by Item 101(c)(1)(vii) of Regulation S-K.

Patents, page 5

5. We note your disclosure that none of your active patents are essential to the successful operation of your business as a whole. With a view towards future disclosure, please tell us whether any group of patents or trademarks is material to your company.

6. Please revise in future filings to discuss the duration of your intellectual property. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Employee Relations, page 6

7. We note the cross-reference to the risk factor on page 10. Please revise in future filings to disclose the expiration dates of the collective bargaining agreements.

Legal Proceedings, page 14

8. We note your cross-reference to Note 21 of your financial statements. However, the disclosure in Note 21 does not provide all of the information required by Regulation S-K Item 103, such as the relief sought in each lawsuit or administrative proceeding. Please revise accordingly in future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

9. We note from your Q4 2010 Earning Conference Call that one of your key focuses for 2011 will be executing capital spending projects. In future filings, please describe your material commitments for capital expenditures as of the end of the latest fiscal period, and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. See Item 303(a)(2) of Regulation S-K.

Management Performance Measures, page 24

10. We note your disclosure of certain non-GAAP measures on page 24. In future filings, please briefly explain why management believes that presentation of the non-GAAP financial measure provides useful information to investors regarding your financial condition and results of operations and provide a reconciliation of the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measures calculated and presented in accordance with GAAP. See Item 10(e)(1)(i) of Regulation S-K.

Debt Facilities and Refinancing, page 26

11. We note your discussion of the senior credit facility which will expire in December 2015, the $20 million credit facility available to your PRC operations, and the short-term uncommitted credit facility. We further note that you were in compliance with all loan agreements as of December 31, 2010 and that you have met all debt payment obligations. In future filings, please disclose any applicable covenants associated with your various credit facilities, whether you were in compliance with such covenants, and the applicable interest rates associated with the facilities. Additionally, it does not appear that you have filed with this Form 10-K or incorporated by reference to other filings the credit agreements for the PRC and short-term facilities. Please advise us as to whether these agreements have been filed previously with another Exchange Act report or file them, with all schedules and exhibits, in your next Exchange Act filing. Alternatively, please advise us as to why you are not required to file them.

Index to Exhibits, page 97

12. We note that you file multiple exhibits under the same exhibit number. For example, we note that the rights agreement and an amendment to the rights agreement are both filed as exhibit 4.1(k). Please revise in future filings to file each exhibit under a separate number.

Exhibit 31 – Section 302 Certifications

13. In future filings, please file your Section 302 Certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K. For example, please do not remove the word "fiscal"

from the parenthetical in paragraph 4(d). Additionally, please file the CEO certification as Exhibit 31.1 and the CFO certification as Exhibit 31.2.

Definitive Proxy Statement on Schedule 14A Filed on March 11, 2011

Compensation Discussion and Analysis, page 19

Role of the Human Resources Committee and Executive Compensation Consultant, page 19

14. We note that Towers Watson provided certain other services to the company. In future filings, to the extent the compensation consultant or its affiliates provide other services to the company, please disclose whether the Human Resources Committee or the Board of Directors approved such other services. See Item 407(e)(3)(iii)(A) of Regulation S-K.

Market Benchmarking, page 20

15. From your disclosure in this section and throughout the CD&A, it appears that you benchmark total compensation and certain elements of compensation, such as annual incentive compensation, at the 50th percentile of the competitive market. Please revise in future filings to disclose where actual compensation fell as compared to the benchmark and, if applicable, explain why actual compensation fell above or below the benchmark. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like. For additional guidance, please refer to Question 118.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Base Salary, page 24

16. It appears that the base salaries of the named executive officers increased between 2009 and 2010. However, you have not provided any disclosure explaining the decisions to increase base salaries. Please revise in future filings to clearly explain these increases. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Annual Incentive, page 25

17. In future filings, please provide more information regarding how you determined the amount of annual cash incentive compensation to pay each named executive officer. See Item 402(b)(1)(v) of Regulation S-K. Specifically, please disclose the actual EVA and target EVA, including the relevant numbers for determining these amounts pursuant to the formulas disclosed on pages 24 and 25, and how you evaluated the actual results achieved against the performance goals to determine the amount of compensation to award the named executive officers. Refer to Item 402(b)(2)(v) of Regulation S-K. Additionally, we note that targets are established for each operating unit and for the

company as a whole. Please disclose whether the target annual incentive percent for each named executive officer is related to the performance goal for an operating unit, the company, or both. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

18. We note the disclosure that amounts awarded above 200% are "banked" and paid out over time in one-third increments based on certain performance measures. Please revise in future filings to disclose these performance measures and the timing of payouts. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Long-Term Incentives, page 26

19. We note that the total amount of long-term incentives was based in part on individual performance. In future filings, for each named executive officer, please detail the elements of individual performance and contribution that are taken into account when making this determination. Refer to Item 402(b)(2)(vii) of Regulation S-K. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like

Performance-Based Cash Awards, page 26

20. In future filings, please provide more information regarding how you determined the long-term performance-based cash awards for each named executive officer. See Item 402(b)(1)(v) of Regulation S-K. Please clarify the meaning of "target annual incentive over the three-year performance period" and disclose the target incentive percentages for the performance period ending in the most recently completed fiscal year. Finally, it may be helpful for investors if you provide an example using one of your named executive officers to show how you arrived at the amounts listed in the Summary Compensation Table. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Special Acquisition Incentive Plan, page 27

21. We note that you have not disclosed your performance measures under this plan due to the competitive sensitive nature of these financial metrics. Please provide your analysis supplementally as to how you would be competitively harmed if the specific performance goals or targets for the special acquisition incentive plan were disclosed, using the standard that would apply if you were requesting confidential treatment of information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2. In future filings, please disclose the threshold, target, and maximum performance levels for each performance goal. See Item 402(b)(2)(v) and (vi) of Regulation S-K. In the event that you determine that disclosure of future target levels would result in competitive harm to the company pursuant to Securities Act Rule 406 or Securities Exchange Act Rule 24b-2,

please discuss in future filings how difficult it will be for you to achieve the undisclosed target levels. Please refer to Instruction No. 4 to Item 402(b). We note your disclosure that a payout at or near target is the most likely outcome.

Equity-Based Awards, page 28

22. Although you provide general disclosure relating to how the Human Resources Committee determined the total amount of the long-term incentive awards, your disclosure does not meaningfully convey the reasons why the Human Resources Committee awarded the specific amounts of stock options and stock appreciation rights, performance contingent restricted stock units, and restricted stock and restricted stock units pursuant to the Deposit Share Program. In future filings, for each type of long-term equity-based incentive award, please discuss in more detail how you determined the amount awarded to each named executive officer. See Item 402(b)(1)(v) of Regulation S-K. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

Performance Contingent Restricted Stock Units, page 28

23. In future filings, please discuss the awards for the performance period ending in the most recently completed fiscal year. Specifically, please disclose the performance goal and actual results achieved. Using information for your most recently completed fiscal year, please show us in your response what your revised disclosure will look like.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jessica Kane at (202) 551-3235 with any questions.

Sincerely,

Pamela Long
Assistant Director